Exhibit 1

Contacts:

George Sard/Jonathan Gasthalter/Renée Soto

Sard Verbinnen & Co.

(212) 687-8080

TCI AND 3G CAPITAL SEND LETTER TO CSX SHAREHOLDERS

NEW YORK, JUNE 13, 2008 - The Children’s Investment Fund Management (UK) LLP (“TCI”) and 3G Capital Partners, Ltd. (“3G”) is sending the following letter to CSX Corp. (NYSE: CSX) shareholders:

The full text of the letter follows:

June 12, 2008

Dear Fellow CSX Shareholder,

Yesterday, there was a ruling in a lawsuit filed against us by CSX.  In its opinion, the Court concluded, among other things, that last year we did not disclose beneficial ownership of more than 5% of CSX when required to do so and that we did not disclose the formation of a group within 10 days after it was formed.  We respectfully disagree with Judge Kaplan’s opinion and will be appealing the decision.

In related findings, the Court concluded that, although late, the Schedule 13D we filed with the Securities and Exchange Commission in December of last year was not “false, misleading, or otherwise inadequate as to material fact.”  In addition, the Court did not find that we had violated the proxy rules, concluding that “[t]here is no basis for ordering corrective disclosure or for voiding proxies that [TCI and 3G] have obtained [from CSX shareholders].”  Finally, consistent with applicable law, we are not in any way prevented from voting our CSX shares at the annual meeting of shareholders scheduled for Wednesday, June 25.

Today, there are 12 directors on the board of directors of CSX.  All but one of the incumbent directors have no railroad operating experience and, notwithstanding what CSX would like you to believe, the Company lags its peers on many key operating metrics.  For these reasons, among others, we have proposed the election of five highly qualified nominees, including one from TCI and one from 3G.  Importantly, our nominees are not compensated by TCI or 3G to serve as nominees or directors.  They are legally obligated to act in the best interests of all CSX shareholders, which they are well equipped to do.  If all 5 of our nominees are elected to the board of CSX, neither TCI nor 3G (nor the 2 of us acting together) will control CSX.

With a combined equity stake of $2 billion (or 8.7% of the outstanding shares of CSX – more than 100 times the equity stake owned by the five directors we seek to replace) and economic exposure to CSX of an additional $3 billion (the economic equivalent of an additional 12.3% of CSX), we’ll continue working to encourage the board and management of CSX to achieve better operating performance – as has been achieved by other major railroads in the U.S. and Canada.  We believe that is what significant shareholders should do at underperforming companies and it’s a key element of our own success as investment managers.

The incumbent board and management of CSX would have you believe that, if elected, our nominees would advocate a reckless leveraging of the Company’s balance sheet or starving it of capital spending.  This is simply untrue.  In our opinion, the board and management repeat these unfounded allegations in an attempt to scare you into maintaining the status quo for their benefit and to distract you from CSX’s substandard operating performance relative to industry peers.

Like you, we’ve benefitted from an increased share price at CSX.  In fact, in a recent televised interview Michael Ward, the Chairman and CEO of CSX, wondered why we haven’t just taken our profits and sold our shares, much as the board and management of CSX have done over the past two years.  If we believed that CSX already had achieved its full operating potential, that’s exactly what we would do.  However, in our view, CSX has only just begun to improve and even Michael Ward has admitted that management is only just beginning to focus on the opportunity for productivity improvements.

After previously refusing to establish specific productivity improvement goals, management recently committed to $400 million in productivity improvements over the next three years.  We believe this dramatically undershoots the opportunity and that CSX can generate $2.2 billion in productivity gains over the next five years.  This has enormous implications for the value of our shares and that’s why we haven’t sold.

As one of the largest shareholders of CSX, we have a clear interest in promoting that which is best for CSX.  We believe that by adding five highly qualified nominees to the board of CSX with over 50 years of railroad experience, the board will be better positioned to establish operating goals for management and to decide what’s best for the Company, its shareholders, customers and employees.  We also believe that the quality of CSX boardroom deliberations on technically complex issues unique to the railroad industry would improve dramatically, which will be necessary if CSX is to achieve the kind of productivity improvements that we see possible – again, improvements that have been achieved by other major railroads in the U.S. and Canada.

If you believe CSX cannot afford to rest on its laurels in favorable pricing and market environments, if you believe that CSX should strive to achieve its full operating potential, if you believe that CSX can and should be the best railroad in America and, finally, if you believe the board of CSX will benefit from the railroad experience of our nominees, along with the perspectives of large shareholders who are engaged because they have made a significant investment in CSX stock using their own money, we urge you to join with us in supporting the election of our five nominees.

Please complete, sign, date and promptly mail the enclosed BLUE proxy card, using the postage-paid return envelope provided. If you have already returned your BLUE proxy card, you needn’t take any further action.  However, if you previously have returned the board’s white proxy card, you have every right to change your vote by completing, signing and returning the BLUE proxy card today.  If you have any questions or need assistance in voting your shares, please call D. F. King & Co., Inc., which is assisting TCI and 3G with the solicitation of proxies from CSX shareholders, toll-free at 1-800-967-7635.

Thank you for your consideration.  We sincerely appreciate your support.

Very truly yours,

Chris Hohn	Alex Behring
Managing Partner, TCI	Managing Director, 3G Capital